Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560), Form F-3 (File No.333-206417) and Form F-10 (File No. 333-255874) of Barrick Gold Corporation of our report dated February 15, 2022 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Form 6-K.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 16, 2022

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.